EXHIBIT 12.1

ARCHSTONE-SMITH TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

(Unaudited)

	Nine Months Ended
	September 30,		Twelve Months Ended December 31,
	2004(1)	2003(1)	2003(1)	2002(1)	2001(1)	2000(1)	1999(1)
Earnings from operations	$103,102	$99,010	$138,758	$121,545	$90,646	$105,220	$131,219
Add:
Interest expense	129,476	111,728	163,105	169,357	82,599	88,045	96,777

Earnings as adjusted	$232,578	$210,738	$301,863	$290,902	$173,245	$193,265	$227,996

Fixed charges:
Interest expense	$129,476	$111,728	$163,105	$169,357	$82,599	$88,045	$96,777
Capitalized interest	17,110	17,753	26,854	32,377	29,186	37,079	41,099

Total fixed charges	$146,586	$129,481	$189,959	$201,734	$111,785	$125,124	$137,876

Ratio of earnings to fixed charges	1.6	1.6	1.6	1.4	1.5	1.5	1.7

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.